Northern Lights Fund Trust IV

September 8, 2015

VIA ELECTRONIC TRANSMISSION

Laura J. Riegel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066,

Acc. No: 0001580642-15-004139

Dear Ms. Riegel:

On June 8, 2015, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Anchor Tactical Credit Strategies Fund (the "Fund"), a series of the Registrant, filed a Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). On August 14, 2015 the Registrant filed Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, pursuant to the requirements of the 1933 Act. On September 8, the Registrant filed Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A pursuant to the requirements of the 1933 Act.

Pursuant to Rule 461 under the 1933 Act, Registrant and Northern Lights Distributors, LLC, the Fund’s distributor, request that the Commission accelerate the effective date of the Amendment to September 10, 2015, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Northern Lights Fund Trust IV	Northern Lights Distributors, LLC

By: /s/ James Ash	By: /s/ Brian Nielsen
Name: James Ash	Name: Brian Nielsen
Title: Secretary	Title: Chief Executive Officer and Secretary